DLA Piper LLP (US) 444 W. Lake Street, Suite 900 Chicago, Illinois 60606 main 312.368.4000 fax 312.236.7516 GREG HAYES gregory.hayes@dlapiper.com direct 312.368.2155 fax 312.251.2188

May 11, 2018

Ms. Tiffany Piland Posil

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	TiGenix NV
Schedule TO-T
Filed April 30, 2018 by Takeda Pharmaceutical Company Limited
File No. 005-89730

Dear Ms. Posil:

On behalf of our client, Takeda Pharmaceutical Company Limited, a company organized under the laws of Japan, with its registered office at 1-1, Doshomachi 4-chome, Chuo-ku, Osaka, Japan, registered under the Osaka Legal Affairs Register, Corporation Number: 1200-01-077461 (“Takeda”), we hereby acknowledge receipt of the Securities and Exchange Commission (“SEC”) comment letter dated May 8, 2018 (the “Comment Letter”), from the staff of the SEC (the “Staff”) concerning the above captioned Schedule TO-T (the “Schedule TO-T”).

We submit this letter in response to the Comment Letter on behalf of Takeda (this “Letter”). For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the responses of Takeda. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-T, the Offer to Purchase.

Takeda has filed today, via EDGAR, an amendment to Schedule TO-T (“Amendment No. 1”) along with this Letter. To assist the Staff in reviewing Amendment No. 1, we have enclosed three copies of Amendment No. 1.

Responses to Staff Comments

General

1.	Disclosure states that all information contained in the U.S. Offer to Purchase is expressly incorporated by reference into your Schedule TO in response to Items 1 through 9 and Item 11. We note that on page 21 of the U.S. Offer to Purchase, you state that “[t]he audited consolidated financial statements of TiGenix for the financial years ended December 31, 2015, 2016 and 2017 are incorporated by reference to Item 18 of the 2017 Annual Report.” Information may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit to Schedule TO. See General Instruction F. Accordingly, please revise the exhibit list.

Response: In response to the Staff’s comment, Takeda has revised the Exhibit List to the Schedule TO.

Division of Corporate Finance

May 11, 2018

Page Two

Item 7. Source and Amount of Funds or Other Consideration, page 4

2.	Please state the total amount of funds required to purchase the maximum amount of securities sought in the offer. Refer to Item 1007(a) of Regulation M-A.

Response: In response to the Staff’s comment, Takeda has revised the disclosures under the caption “Item 7. Source and Amount of Funds or Other Consideration” on page 4 of the Schedule TO.

Exhibit (a)(1)(i)—U.S. Offer to Purchase

General

3.	Please disclose any restrictions under local law on your ability to control or fully integrate TiGenix if you own less than all of the Securities after the Offers. If applicable, discuss any relevant ownership thresholds significant under foreign law.

Response: In response to the Staff’s comments, Takeda has revised the disclosures under the caption “13. Purpose of the Offers; Plans for TiGenix” on page 30 of the Offer to Purchase.

The U.S. Tender Offer

1. Terms of the Offer

Material Terms

Subsequent Offering Periods and Squeeze-Out, page 4

4.	Please revise your disclosure to state how each Subsequent Offering Period, other than the Second Acceptance Period, will be announced.

Response: In response to the Staff’s comments, Takeda has revised the disclosures under the caption (a) “1. Terms of the Offer – Material Terms – Subsequent Offering Periods and Squeeze-Out – Second Acceptance Period” on page 5 of the Offer to Purchase, and (b) “1. Terms of the Offer – Material Terms – Subsequent Offering Periods and Squeeze-Out – Mandatory Subsequent Offering Period” on page 5 of the Offer to Purchase.

Division of Corporate Finance

May 11, 2018

Page Three

3. Procedures for Accepting the U.S. Offer and Tendering Ordinary Shares and/or ADSs

General, page 11

5.	Disclosure on page 11 states that “[w]e will determine, in our sole discretion, all questions as to the validity, form and eligibility for payment of any tendered Ordinary Shares and/or ADSs. Our determination will be final and binding....” Please revise to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction. In addition, please make a corresponding change to similar language under the heading, “Withdrawal Rights” and anywhere else necessary in the U.S. Offer to Purchase.

Response: In response to the Staff’s comments, Takeda has revised the disclosures under the caption (a) “3. Procedures for Accepting the U.S. Offer and Tendering Ordinary Shares and/or ADSs – General – Determination of Validity” of the Offer to Purchase on pages 11 and 12 of the Offer to Purchase and (b) “4. Withdrawal Rights” on page 13 of the Offer to Purchase.

9. Certain Information Concerning TiGenix, page 21

6.	We note the statement that you assume no responsibility for the accuracy of the information concerning TiGenix. It is inappropriate to disclaim responsibility for your disclosure. Please revise accordingly.

Response: In response to the Staff’s comments, Takeda has deleted the reference to the disclaimer under the caption “9. Certain Information Concerning TiGenix” on page 21 of the Offer to Purchase.

15. Conditions to the Offers, page 38

7.	Please include the definition of “Material Adverse Effect” in the U.S. Offer to Purchase.

Response: In response to the Staff’s comments, Takeda has revised the disclosures under the caption “15. Conditions to the Offers” of the Offer on page 38 of the Offer to Purchase.

Division of Corporate Finance

May 11, 2018

Page Four

18. Miscellaneous, page 40

8.	While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

Response: In response to the Staff’s comments, Takeda has deleted the disclosures under the caption (a) “1. Terms of the Offer – Material Terms – Withdrawal Rights” on page 7 of the Offer to Purchase and (b) “18. Miscellaneous” on page 40 of the Offer to Purchase.

We appreciate your assistance in reviewing this Letter. Please direct questions or comments regarding this filing to me at (312) 368-2155 or Sanjay Shirodkar at (202) 799-4184.

Sincerely,

DLA Piper LLP (US)

Gregory W. Hayes

cc:	Scott Boomershine, Esq.